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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the Month of August, 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F   X    Form 40-F
                                       -------          -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes         No   X
                                     -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-              .
                                   --------------

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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     The Chairman and Chief Executive Officer of Korea Electric Power
Corporation, Dr. Han, Joon-Ho proposes to elect two standing directors at the Extraordinary General Shareholders' Meeting on Aug. 27, 2004, as filed on August 2, 2004 with the Securities & Exchange Commission of United States and announces the nominees of the standing-directors as set forth below.

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Mr. Chung, Tay-Ho   Current Executive Vice President & Director
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Mr. Byun, Gang      Current General Manager of
                    Transmission & Substation Construction Department
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               KOREA ELECTRIC POWER CORPORATION


                                               By: /s/ Lee, Hi-Taek
                                               ---------------------------------
                                               Name: Lee, Hi-Taek
                                               Title: Chief Financial Officer

Date : August 11, 2004